07027916

Form of Share Buyback Report to The Stock Exchange of Hong Kong Limited ("the Exchange")

Form G

To: The Head of the Listing Division
The Listing Division
The Stock Exchange of Hong Kong Limited

24 September 2007

Dear Sir,

Name of Company: First Pacific Company Limited (Stock Code: 00142)

Description of Securities: Ordinary Shares of par value of US$0.01 each

A. Purchase Report

We hereby report the following purchases by our company of the above securities.

Trading Day / Date	Number of Securities Purchased	Method of Purchase*	Price per Share or Highest Price Paid HK$	Lowest Price Paid HK$	Total Paid HK$
24 September 2007	250,000	On the Exchange	5.63	5.55	1,397,650.00
Total	250,000				1,397,650.00

* Either on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

B. Additional Information for company's whose primary listing is on the Exchange

1. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) (a) 500,000

2. % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution

$$\left(\frac{(a) \times 100}{\text{issued share capital}} \right)$$ 0.0156%

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated 30 April 2007 which has been filed with the Exchange. We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.

Yours faithfully,

LI Lai Man Nancy

Company Secretary

First Pacific Company Limited

Form of Share Buyback Report to The Stock Exchange of Hong Kong Limited ("the Exchange")

Form G

To: The Head of the Listing Division
The Listing Division
The Stock Exchange of Hong Kong Limited

24 September 2007

Dear Sir,

Name of Company: First Pacific Company Limited (Stock Code: 00142)

Description of Securities: Ordinary Shares of par value of US$0.01 each

A. Purchase Report

We hereby report the following purchases by our company of the above securities.

Trading Day / Date	Number of Securities Purchased	Method of Purchase*	Price per Share or Highest Price Paid HK$	Lowest Price Paid HK$	Total Paid HK$
24 September 2007	250,000	On the Exchange	5.63	5.55	1,397,650.00
Total	250,000				1,397,650.00

* Either on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

B. Additional Information for company's whose primary listing is on the Exchange

1. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) (a) 500,000

2. % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution

$$\left(\frac{(a) \times 100}{\text{issued share capital}}\right)$$

0.0156%

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated 30 April 2007 which has been filed with the Exchange. We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.

Yours faithfully,

LI Lai Man Nancy

Company Secretary

First Pacific Company Limited

Form of Share Buyback Report to The Stock Exchange of Hong Kong Limited ("the Exchange")

Form G

To: The Head of the Listing Division
The Listing Division
The Stock Exchange of Hong Kong Limited

24 September 2007

Dear Sir,

Name of Company: First Pacific Company Limited (Stock Code: 00142)

Description of Securities: Ordinary Shares of par value of US$0.01 each

A. Purchase Report

We hereby report the following purchases by our company of the above securities.

Trading Day / Date	Number of Securities Purchased	Method of Purchase*	Price per Share or Highest Price Paid HK$	Lowest Price Paid HK$	Total Paid HK$
24 September 2007	250,000	On the Exchange	5.63	5.55	1,397,650.00
Total	250,000				1,397,650.00

* Either on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

B. Additional Information for company's whose primary listing is on the Exchange

1. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) (a) 500,000

2. % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution

$$\left(\frac{(a) \times 100}{\text{issued share capital}}\right)$$

0.0156%

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated 30 April 2007 which has been filed with the Exchange. We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.

Yours faithfully,

LI Lai Man Nancy

Company Secretary

First Pacific Company Limited

Form of Share Buyback Report to The Stock Exchange of Hong Kong Limited ("the Exchange")

Form G

To: The Head of the Listing Division
The Listing Division
The Stock Exchange of Hong Kong Limited

27 September 2007

Dear Sir,

Name of Company: First Pacific Company Limited (Stock Code: 00142)

Description of Securities: Ordinary Shares of par value of US$0.01 each

A. Purchase Report

We hereby report the following purchases by our company of the above securities.

Trading Day / Date	Number of Securities Purchased	Method of Purchase*	Price per Share or Highest Price Paid HK$	Lowest Price Paid HK$	Total Paid HK$
27 September 2007	236,000	On the Exchange	5.78	5.77	1,363,962
Total	236,000				1,363,962

* Either on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

B. Additional Information for company's whose primary listing is on the Exchange

1. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) (a) 736,000

2. % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution

$$\left(\frac{(a) \times 100}{\text{issued share capital}}\right)$$ 0.023%

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated 30 April 2007 which has been filed with the Exchange. We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.

Yours faithfully,

LI Lai Man Nancy

Company Secretary

First Pacific Company Limited

Form of Share Buyback Report to The Stock Exchange of Hong Kong Limited ("the Exchange")

Form G

To: The Head of the Listing Division
The Listing Division
The Stock Exchange of Hong Kong Limited

27 September 2007

Dear Sir,

Name of Company: First Pacific Company Limited (Stock Code: 00142)

Description of Securities: Ordinary Shares of par value of US$0.01 each

A. Purchase Report

We hereby report the following purchases by our company of the above securities.

Trading Day / Date	Number of Securities Purchased	Method of Purchase*	Price per Share or Highest Price Paid HK$	Lowest Price Paid HK$	Total Paid HK$
27 September 2007	236,000	On the Exchange	5.78	5.77	1,363,962
Total	236,000				1,363,962

* Either on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

B. Additional Information for company's whose primary listing is on the Exchange

1. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) (a) 736,000

2. % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution

$$\left(\frac{(a) \times 100}{\text{issued share capital}}\right)$$

0.023%

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated 30 April 2007 which has been filed with the Exchange. We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.

Yours faithfully,

LI Lai Man Nancy

Company Secretary

First Pacific Company Limited

Form of Share Buyback Report to The Stock Exchange of Hong Kong Limited ("the Exchange")

Form G

To: The Head of the Listing Division
The Listing Division
The Stock Exchange of Hong Kong Limited

27 September 2007

Dear Sir,

Name of Company: First Pacific Company Limited (Stock Code: 00142)

Description of Securities: Ordinary Shares of par value of US$0.01 each

A. Purchase Report

We hereby report the following purchases by our company of the above securities.

Trading Day / Date	Number of Securities Purchased	Method of Purchase*	Price per Share or Highest Price Paid HK$	Lowest Price Paid HK$	Total Paid HK$
27 September 2007	236,000	On the Exchange	5.78	5.77	1,363,962
Total	236,000				1,363,962

* Either on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

B. Additional Information for company's whose primary listing is on the Exchange

1. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) (a) 736,000

2. % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution

$$\left(\frac{(a) \times 100}{\text{issued share capital}} \right)$$

0.023%

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated 30 April 2007 which has been filed with the Exchange. We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.

Yours faithfully,

LI Lai Man Nancy

Company Secretary

First Pacific Company Limited

Form of Share Buyback Report to The Stock Exchange of Hong Kong Limited ("the Exchange")

Form G

To: The Head of the Listing Division
The Listing Division
The Stock Exchange of Hong Kong Limited

28 September 2007

Dear Sir,

Name of Company: First Pacific Company Limited (Stock Code: 00142)

Description of Securities: Ordinary Shares of par value of US$0.01 each

A. Purchase Report

We hereby report the following purchases by our company of the above securities.

Trading Day / Date	Number of Securities Purchased	Method of Purchase*	Price per Share or Highest Price Paid HK$	Lowest Price Paid HK$	Total Paid HK$
28 September 2007	270,000	On the Exchange	5.78	5.77	1,559,169
Total	270,000				1,559,169

* Either on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

B. Additional Information for company's whose primary listing is on the Exchange

1. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) (a) 1,006,000

2. % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution

$$\left(\frac{(a) \times 100}{\text{issued share capital}} \right)$$

0.031%

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated 30 April 2007 which has been filed with the Exchange. We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.

Yours faithfully,

LI Lai Man Nancy

Company Secretary

First Pacific Company Limited

Form of Share Buyback Report to The Stock Exchange of Hong Kong Limited ("the Exchange")

Form G

To: The Head of the Listing Division
The Listing Division
The Stock Exchange of Hong Kong Limited

28 September 2007

Dear Sir,

Name of Company: First Pacific Company Limited (Stock Code: 00142)

Description of Securities: Ordinary Shares of par value of US$0.01 each

A. Purchase Report

We hereby report the following purchases by our company of the above securities.

Trading Day / Date	Number of Securities Purchased	Method of Purchase*	Price per Share or Highest Price Paid HK$	Lowest Price Paid HK$	Total Paid HK$
28 September 2007	270,000	On the Exchange	5.78	5.77	1,559,169
Total	270,000				1,559,169

* Either on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

B. Additional Information for company's whose primary listing is on the Exchange

1. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) (a) 1,006,000

2. % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution

$$\left(\frac{(a) \times 100}{\text{issued share capital}} \right)$$

0.031%

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated 30 April 2007 which has been filed with the Exchange. We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.

Yours faithfully,

LI Lai Man Nancy

Company Secretary

First Pacific Company Limited

Form of Share Buyback Report to The Stock Exchange of Hong Kong Limited ("the Exchange")

Form G

To: The Head of the Listing Division
The Listing Division
The Stock Exchange of Hong Kong Limited

28 September 2007

Dear Sir,

Name of Company: First Pacific Company Limited (Stock Code: 00142)

Description of Securities: Ordinary Shares of par value of US$0.01 each

A. Purchase Report

We hereby report the following purchases by our company of the above securities.

Trading Day / Date	Number of Securities Purchased	Method of Purchase*	Price per Share or Highest Price Paid HK$	Lowest Price Paid HK$	Total Paid HK$
28 September 2007	270,000	On the Exchange	5.78	5.77	1,559,169
Total	270,000				1,559,169

* Either on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

B. Additional Information for company's whose primary listing is on the Exchange

1. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) (a) 1,006,000

2. % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution

((a) x 100)
issued share capital

0.031%

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated 30 April 2007 which has been filed with the Exchange. We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.

Yours faithfully,

LI Lai Man Nancy

Company Secretary

First Pacific Company Limited

END